SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

  PRIMO WATER CORPORATION

(Name of Issuer)

  Common Stock, par value $0.001 per share

(Title of Class of Securities)

    74165N 10 5

(CUSIP Number)

Billy D. Prim

c/o Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, North Carolina 27101

(336) 331-4000

with a copy to:

Sean M. Jones

K&L Gates LLP

214 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202

         (704) 331-7406

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

    August 15, 2017

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74165N 10 5	13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Billy D. Prim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7	SOLE VOTING POWER 1,514,599
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,078
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,514,599
PERSON WITH	10	SHARED DISPOSITIVE POWER 67,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,677[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

1 The foregoing excludes: (i) 8,032 shares of Common Stock held directly by Deborah W. Prim, Mr. Prim’s spouse; (ii) 872,642 deferred stock units earned in March 2016 under the Company’s Amended and Restated Value Creation Plan and deferred pursuant to the Company’s Deferred Compensation Plan, for which shares of common stock are to be issued with respect to such deferred stock units in equal annual installments in January 2018, 2019, 2020, 2021 and 2022 and (iii) 397,599 deferred stock units earned in March 2017 under the Company’s Amended and Restated Value Creation Plan and deferred pursuant to the Company’s Deferred Compensation Plan, for which shares of common stock are to be issued with respect to such deferred stock units in equal annual installments in January 2018, 2019, 2020, 2021 and 2022.

CUSIP No. 74165N 10 5	13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON deborah W. Prim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	7	SOLE VOTING POWER 8,032
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,032
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74165N 10 5	13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON BD Prim, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON BILLY D. PRIM REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO SARCANDA WESTMORELAND BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,957
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO ANTHONY GRAY WESTMORELAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 23,957
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 23,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO JAGER GRALYN DEAN BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74165N 10 5	13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON 2010 iRREVOCABLE TRUST FBO JOSEPH ALEXANDER BELLISSIMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) relating to the Common Stock, $0.001 par value (the “Common Stock”), of Primo Water Corporation, a Delaware corporation (the “Company”), is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2011 (the “Schedule 13D”) on behalf each of (i) Billy D. Prim, (ii) Deborah W. Prim, (iii) BD Prim, LLC, (iv) Billy D. Prim Revocable Trust, (v) 2010 Irrevocable Trust fbo Sarcanda Westmoreland Bellissimo, (vi) 2010 Irrevocable Trust fbo Anthony Gray Westmoreland, (vii) 2010 Irrevocable Trust fbo Jager Graylyn Dean Bellissimo, and (viii) 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (collectively, the “Reporting Persons”). Except as set forth in this Amendment, there has been no material change in the facts set forth in the Schedule 13D.

Item 1.     Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, $0.001 par value, of Primo Water Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 101 North Cherry Street, Suite 501, Winston-Salem, North Carolina 27101.

Item 2.     Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The principal business address of each of the Reporting Persons is c/o Primo Water Corporation, 101 North Cherry Street, Suite 501, Winston-Salem, North Carolina 27101.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)&(b)   Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 1,656,787 shares of the Company's Common Stock. Such shares represent 5.5% of the Company’s outstanding Common Stock based on 29,881,864 shares of the Company’s Common Stock outstanding as of August 21, 2017, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act. The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)            Billy D. Prim beneficially owns 1,581,677 shares of Common Stock consisting of:

(A)      1,355,927 shares of Common Stock held directly (419,705 of which are pledged as security) (as to which he has sole voting and dispositive power);

(B)      39,089 shares of Common Stock issuable upon the exercise of warrants held directly that are presently exercisable (as to which he has sole voting and dispositive power);

(C)      119,583 shares of Common Stock issuable upon the exercise of stock options held directly that are presently exercisable or become exercisable within the next 60 days (as to which he has sole voting and dispositive power);

(D)      4,791 shares of Common Stock held by BD Prim, LLC (as to which he has shared voting and dispositive power);

(E)      4,791 shares held by the Billy D. Prim Revocable Trust (as to which he has shared voting and dispositive power);

(F)      23,957 shares of Common Stock held by 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo (as to which he has shared voting and dispositive power);

(G)      23,957 shares of Common Stock held by 2010 Irrevocable Trust fbo Anthony Gray Westmoreland (as to which he has shared voting and dispositive power);

(H)      4,791 shares of Common Stock held by the 2010 Irrevocable Trust fbo Jager Gralyn Dean Bellissimo (as to which he has shared voting and dispositive power); and

(I)      4,791 shares of Common Stock held by the 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo (as to which he has shared voting and dispositive power).

Such shares represent 5.3% of the Company’s outstanding Common Stock.

The foregoing excludes: (i) 8,032 shares of Common Stock held directly by Deborah W. Prim, Mr. Prim’s spouse; (ii) 872,642 deferred stock units earned in March 2016 under the Company’s Amended and Restated Value Creation Plan and deferred pursuant to the Company’s Deferred Compensation Plan, for which shares of common stock are to be issued with respect to such deferred stock units in equal annual installments in January 2018, 2019, 2020, 2021 and 2022 and (iii) 397,599 deferred stock units earned in March 2017 under the Company’s Amended and Restated Value Creation Plan and deferred pursuant to the Company’s Deferred Compensation Plan, for which shares of common stock are to be issued with respect to such deferred stock units in equal annual installments in January 2018, 2019, 2020, 2021 and 2022.

(ii)           Deborah W. Prim beneficially owns 8,032 shares of Common Stock held directly (as to which she has sole voting and dispositive power). Such shares represent 0.0% of the Company’s outstanding Common Stock.

(iii)          BD Prim, LLC holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim owns all of the outstanding equity interests in and is the sole manager of BD Prim, LLC and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.

(iv)          Billy D. Prim Revocable Trust holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of Billy D. Prim Revocable Trust and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.

(v)           2010 Irrevocable Trust fbo Sarcanda W. Bellissimo holds and has voting and dispositive power with respect to 23,957 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Sarcanda W. Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.1% of the Company’s outstanding Common Stock.

(vi)          2010 Irrevocable Trust fbo Anthony Gray Westmoreland holds and has voting and dispositive power with respect to 23,957 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Anthony Gray Westmoreland and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.1% of the Company’s outstanding Common Stock.

(vii)         2010 Irrevocable Trust fbo Jager Gralyn Dean Bellissimo holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Jager Gralyn Dean Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.

(vii)         2010 Irrevocable Trust fbo Joseph Alexander Bellissimo holds and has voting and dispositive power with respect to 4,791 shares of Common Stock. Mr. Prim is the sole trustee of 2010 Irrevocable Trust fbo Joseph Alexander Bellissimo and, as a result, Mr. Prim may be deemed to have shared voting and dispositive power with regard to such shares. Such shares represent 0.0% of the Company’s outstanding Common Stock.

(c)           Recent Transactions.

On August 14, 2017, Mr. Prim transferred 375,000 shares of Common Stock to the Billy D. Prim 2017 Charitable Remainder Unitrust (the “CRUT”) of which Mr. Prim is the trustee and the beneficiary. These shares were transferred in connection with certain charitable and estate planning activities by Mr. Prim. On August 15, 2017, (i) Mr. Prim sold 625,000 shares of Common Stock and (ii) the CRUT sold all 375,000 shares held by it, in each case, at a price per share of $12.16.

Except as otherwise disclosed in this Schedule 13D/A, none of the Reporting Persons has effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d)           Certain Rights to Receive Dividends or Direct Sale Proceeds.

N/A

(e)           Ownership of Five Percent or Less of Class.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

/s/ Billy D. Prim
Billy D. Prim

/s/ Deborah W. Prim
Deborah W. Prim

BD Prim, LLC

By:	/s/ Billy D. Prim
Billy D. Prim, Manager

Billy D. Prim Revocable Trust

By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Sarcanda W. Bellissimo

By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Anthony Gray Westmoreland

By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Jager Gralyn Dean Bellissimo

By:	/s/ Billy D. Prim
Billy D. Prim, Trustee

2010 Irrevocable Trust fbo Joseph Alexander Bellissimo

By:	/s/ Billy D. Prim
Billy D. Prim, Trustee